UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc’s. Management Discussion and Analysis and Consolidated Financial Statements for the first quarter ending December 31, 2002.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

February 10, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

First quarter ended December 31, 2002

LETTER TO SHAREHOLDERS

Events occurring in and surrounding the first quarter of 2003 were highlighted by our most anticipated milestone event to date with the approval of Boston Scientific’s paclitaxel-eluting TAXUS™ coronary stent system in Europe. Early data from Boston Scientific’s US TAXUS IV paclitaxel-eluting stent clinical trials continued to be positive and reinforced the safety profile. We also made a significant change to our board of directors to embrace current progressive trends in corporate governance. There were many other firsts for us. A 2-for-1 stock split has been proposed, the first in Company history. Also, our first acquisition - Cohesion Technologies, Inc. – was closed, providing us with three approved products, biomaterials expertise, revenues, and a formidable portfolio of intellectual property in the field of biomaterials. This strategic acquisition provides key building blocks that enable us to create next generation drug-coated devices and drug-loaded biomaterials.

We believe that attention has returned to the consistent clinical results generated by our stent partners, now that the basis for the Cook-Guidant-Boston Scientific dispute no longer exists. Boston Scientific received approval for the paclitaxel-coated TAXUS™ coronary stent on January 20, 2003 and is now free to sell in Europe. This approval is the most significant achievement and milestone event in our history – an approval of a product utilizing Angiotechknowledgy™, and one which converts us into an operational revenue-generating business. Boston Scientific has reported that it plans to broadly launch the TAXUS™ stent system in Europe this month. A successful launch in Europe by Boston Scientific will move us towards breaking even financially. The TAXUS™ product has the potential to evolve into one of the largest market opportunities in the history of the medical device industry and Angiotech Pharmaceuticals, Inc. is poised to become one of the beneficiaries of that success.

The TAXUS™ stent system will use Boston Scientific’s internally-developed Express2™ coronary stent system as its platform. The Express2™ system was launched in the United States in mid-September and has since been very well received. Since its recent launch, Boston Scientific reported an approximate quadrupling of its U.S. stent market share. Combining a strong stent platform with robust drug-coated stent clinical data, the paclitaxel-coated Express2™ is well-positioned to become a dominant force in interventional cardiology.

The TAXUS IV clinical trial data will be the basis for approval and the right to sell in the United States. In November at the annual meeting of the American Heart Association, Boston Scientific announced 30-day safety data for the complete study population of its TAXUS IV clinical trial. The trial is studying 1,326 patients at 74 sites in the United States, assessing the safety and efficacy of a slow-release formulation paclitaxel-eluting stent. Boston Scientific reported the product is safe at 30 days, with a major adverse cardiac event rate of only 3.0 percent and a stent thrombosis rate (another early indicator of safety) of less than 0.5 percent. TAXUS IV is the largest paclitaxel-coated stent study to date and brings the total number of individuals enrolled in paclitaxel-eluting stent studies to over 5,000 patients worldwide – far in excess of any other drug-coated stent platform.

On January 31st, we completed the acquisition of Cohesion Technologies. The amalgamation is a natural fit and brings with it 75 issued U.S. patents with 10 pending patent applications. In addition, our product portfolio expands to include four biomaterials, three of which are already approved. The products include a hemostasis material to stop bleeding, a sealant which will “seal” blood leaks and an anti-adhesive to prevent pathological scar formation from forming between tissues. Not only are these products ideal for use in minimally invasive surgery and open surgery, but they also have outstanding potential as specialized drug-delivery vehicles.  Cohesion also brings with it expertise in synthetic polymer chemistry, collagen, thrombin and autologous plasma. Focusing on our unique model of coating medical devices and drug-loading biomaterials with approved pharmaceutical agents, we will be well-positioned to maintain a leadership positon in this evolving medical field.

Also this quarter, we were pleased to announce a significant change to our board of directors. Mr. David Howard took over the role of chairman of the board to reflect our commitment to corporate governance excellence. The establishment of an independent chairman separates the potentially conflicting roles of chairman and chief executive officer. Mr. Howard is president and chief executive officer of SCOLR, Inc. and has been an independent director of Angiotech Pharmaceuticals since March 2000.

This year, we are celebrating over ten years of innovation. The recently announced 2-for-1 stock split reflects our conversion from a pure research and development company to a revenue-generating one. We will be seeking shareholder approval of the proposed stock split at the Annual General Meeting of Angiotech shareholders, scheduled to take place on Monday, March 3rd, 2003.

We look forward to seeing the fruit of our labors transform into revenue from product sales with the launch of the paclitaxel-eluting coronary stent. We anticipate the initiation of our first paclitaxel peripheral stent clinical trial in the coming six months and our own internally developed programs to further expand our pipeline beyond the area of cardiology. Thank you for your continued support and we look forward to announcing these critical events in the coming quarter.

/s/ William L. Hunter

William L. Hunter, MD, MSc

President and Chief Executive Officer

February 10, 2003

ANGIOTECH PHARMACEUTICALS, INC.

For the first quarter ended December 31, 2002

(All amounts following are unaudited and expressed in Canadian dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis covers our unaudited interim consolidated financial statements for the three month period ended December 31, 2002 prepared in accordance with Canadian generally accepted accounting principles.  See note 8 of the unaudited interim consolidated financial statements for a reconciliation to United States generally accepted accounting principles.  It provides an update to the discussion and analysis contained in our Annual Report for the year ended September 30, 2002.  This discussion and analysis should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report.

Critical Accounting Policies

Our critical accounting policies are disclosed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report.

Changes in Accounting Policies

Stock-Based Compensation and Other Stock-Based Payments

Effective October 1, 2002, we adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The recommendations have been applied prospectively for all stock-based payments granted to non-employees on or after October 1, 2002.  We have adopted the disclosure only provision for stock options granted to employees and directors and consequently have disclosed the pro forma effects to the loss for the period and loss per share for the period as if the fair value method had been used.  The pro forma disclosure has been presented as if the fair value method had been used at the grant date.

Goodwill and Other Intangible Assets

Effective October 1, 2002, we adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets.  Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually.  Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives.  As at October 1, 2002, there was no recorded goodwill and we determined that our intangible assets have finite lives and will continue to be amortized over their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on our financial position and results of operations.

Results of Operations

For the quarter ended December 31, 2002, we recorded a  loss for the period of $5.9 million ($0.38 loss per share) compared to a loss for the period of $3.2 million ($0.21 loss per share) during the same period in 2001.  The results of operations for the quarter were in line with our expectations.  The loss for the period includes a foreign exchange loss of $416,000 ($0.03 per share) for the quarter ended December 31, 2002 compared to a foreign exchange gain of $1.0 million ($0.07 per share) during the same period in the prior year.

Revenues

Revenue for the three month period ended December 31, 2002 was $170,000 compared to $422,000 for the three month period ended December 31, 2001.  Revenue for the current period includes $154,000 of deferred revenue realized related to upfront license fees, compared to $422,000 during the same period in the prior year, and royalty income from one of our collaborators under the drug-coated stent co-exclusive license of $16,000 (none in the prior year).   Royalty income from one of our collaborators is expected to increase throughout the remainder of the year.  However, as commercial sales have just recently begun in Europe and other world markets, we are not able to estimate future royalty amounts.  We also expect to receive milestone payments in the future from existing and new collaborative arrangements.

Expenditures

Research and development

Research and development expenditures consist primarily of costs associated with pre-clinical testing and clinical trials of our product candidates and accordingly, we track expenditures by these two categories.  We generally do not track our historical research and development costs by project; rather, we track such costs by the type of cost incurred.  For this reason, we cannot accurately estimate with any degree of certainty and therefore do not report our historical costs for any particular research and development project.

For the quarters ended December 31, 2002 and 2001, approximately 77% and 61%, respectively, of our research and development expenditures were spent in preclinical research and development projects and 23% and 39%, respectively, were spent on clinical development programs.  The increase in preclinical research and development and the corresponding decrease in clinical development programs is due to the  discontinuation of the secondary progressive multiple sclerosis clinical trial program in fiscal 2002 which was ongoing  in the first quarter of the prior year.   This program was discontinued in fiscal 2002 due to failure of the Phase 2 study to meet statistical significance in its primary MRI objective.

For the quarter ended December 31, 2002, research and development expenditures decreased to $2.5 million as compared to $2.7 million for the same period in the prior year.  The 7% decrease is primarily due to a decrease in clinical trials expenses ($255,000) and costs for GMP contract manufacturing of PACXEEDTM ($127,000) as a result of the discontinuation of the secondary progressive multiple sclerosis clinical trial program.  The decrease in clinical trial expenditures was partially offset by an increase in laboratory supplies and preclinical expenditures ($97,000) as a result of increased effort in preclinical research and development projects.   All other research and development expenditures, being primarily comprised of salaries and benefits, patent and license and royalty fees, were comparable to the prior year.

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for severe psoriasis and rheumatoid arthritis programs. We believe that research and development expenses for fiscal 2003 will increase mainly due to the advancement into the clinic of our perivascular wrap program and collaborative research and development on new potential products from the Cohesion Technologies, Inc. (“Cohesion”) acquisition. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

General and administrative expenses

General and administrative expenses for the current quarter increased by 8% to $2.7 million compared to $2.5 million for the same period in 2001.  The increase is due to an increase in operating costs ($206,000), occupancy costs ($102,000) and in salaries and benefits ($280,000).   These increases are a result of costs to support our increased business development and corporate activities, costs related to the occupancy of a new leasehold facility and increased personnel and personnel costs.  These increases are offset by a decrease in professional services fees ($412,000) as a result of a decrease in services related to corporate activities.

A moderate increase in general and administrative expenses is expected for fiscal 2003 as compared to fiscal 2002 as activities increase in support of our expanded research, product development and business development operations and activities on a worldwide basis.  However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we undertake during fiscal 2003.

Amortization

Amortization expense increased by 46% to $1.1 million for the quarter ended December 31, 2002 compared to $755,000 for the same period in the prior year.  The increase primarily relates to the additional amortization on the leasehold improvements and furniture and equipment acquired in 2002.  We believe that amortization expense for fiscal 2003 will increase over that of fiscal 2002 due to the amortization of capital asset and intangible asset additions incurred in fiscal 2002.

Segment Reporting

We operate in two segments: medical device coatings/implants and therapeutics.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred. Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants segment and our Phase 2 clinical programs for severe psoriasis and rheumatoid arthritis in our therapeutics segment.

The discussion of the overall results of operations for the quarters ended December 31, 2002 and 2001, as described above can be summarized by our segments as detailed below.

The loss for the three month period ended December 31, 2002 for medical device coatings/implants increased to $3.1 million from $2.0 million as a result of an increase in preclinical research and development activities and a corresponding increase in the allocated general and administration costs. In addition, the decrease in revenues received impacts this segment.

The loss for therapeutics for the quarter ended December 31, 2002, decreased from $2.6 million to $1.1 million as compared to the same period in the previous year mainly due to the discontinuation of our secondary progressive multiple sclerosis program during fiscal 2002.  This also resulted in a lower allocation of general and administration expenses.

The increase in non allocable corporate expenses from $1.0 million to $1.9 million in the current quarter reflects the increase of the proportion of total expenditures associated with general and administrative activities.

Investment and Other Income

A net foreign exchange loss of $416,000 was recorded during the quarter ended December 31, 2002 as compared to a net foreign exchange gain of $1.0 million for the same period in 2001.  The net foreign exchange loss was attributable to the effect of the strengthening Canadian dollar (in comparison to the U.S. dollar) on our U.S. dollar investment portfolio.  The U.S dollar exchange rate decreased from 1.586 to 1.580 during the current quarter, compared to an increase from 1.580 to 1.593 for the same quarter in the previous year.  The net foreign exchange loss of $416,000 included a realized loss on short-term investments that matured during the quarter and an unrealized gain on U.S. dollar-denominated short-term investments held at December 31, 2002 of approximately $519,000.

Investment and other income decreased by 53% to $613,000 for the current quarter compared to $1.3 million in the same period in 2001.  This decrease is primarily due to the decline in market yields available on short-term investments, declining to an average investment yield of 2.1% for the quarter ended December 31, 2002 from 3.2% for the same period in 2001, together with a decrease in the balance of cash and cash equivalents and short-term investments.

Liquidity and Capital Resources

At December 31, 2002 we had working capital of approximately $123.8 million and cash resources, comprising cash and cash equivalents and short-term investments, in the amount of $125.8 million.  In aggregate, our cash resources decreased by $10.5 million from $136.4 million at September 30, 2002.  At December 31, 2002, approximately $97.3 million (U.S. $61.6 million) of our cash resources were denominated in U.S. currency compared to approximately $104.1 million (U.S. $65.6 million) at September 30, 2002.

Cash used in operating activities was $6.7 million during the current quarter compared to cash provided by operations of $503,000 in the same period in the prior year.  The current period increase in cash used primarily reflects the increase in our loss for the quarter, after adjustments for items not involving cash, to $5.2 million compared to $3.3 million in the same period in the prior year.  Net changes in non-cash working capital items used cash of $1.5 million  compared to a provision of $3.8 million for the quarter ended December 31, 2001.  The changes in non-cash working capital items primarily reflects the decrease in accrued interest on short-term investments and changes in accounts payable and accrued liabilities.

Net cash provided by investing activities was $32.4 million and $80.4 million for the quarters ended December 31, 2002 and 2001 respectively.  Proceeds on maturing short-term investments, net of purchases, were $37.2 million compared to $80.3 million during the same period in the prior year. For both quarters, net proceeds were due to the maturity of short-term investments that were reinvested with less than 90 day terms due to the yields available in the market place at that time.

Additions to capital assets for the quarter ended December 31, 2002 of $2.7 million was comprised of the final payments on leasehold improvements, office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $715,000 received during the quarter.  The tenant allowance was treated as a deferred leasehold inducement and will be amortized over the lease term of 10 years against rent expense.

The cost of medical technologies for the current quarter of $2.4 million represents the payment of the amount included in accounts payable and accrued liabilities at September 2002, which was due to certain licensors upon the European CE Mark approval of our stent technology.  We also incurred $444,000 in deferred acquisition costs related to the acquisition of Cohesion.

Net cash provided by financing activities was $1.4 million compared to $351,000 for the quarters ended December 31, 2002 and 2001 respectively.  For both quarters the financing activities were a result of proceeds received from the issuance of common shares on the exercise of stock options though our Employee Stock Option Plan.

We do not believe that our results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the short-term nature of our investments.

Subsequent Events

On September 30, 2002, we announced an agreement with Cohesion to acquire Cohesion in an all stock merger transaction.  The purchase price is approximately US $42.0 million (including in the money options and warrants), or approximately US $4.05 per common share of Cohesion, subject to adjustment by a ‘collar’ provision with respect to our trading price.

On January 31, the shareholders of Cohesion voted in favour of the transaction, which resulted in the issuance of approximately 1,200,000 of our shares, using a conversion ratio of 0.11688 Angiotech shares for each Cohesion share.  In addition, we assumed approximately 275,000 of Cohesion stock options with an average exercise price of $58.38 (U.S. $38.18), expiring at various dates from February 12, 2003 to September 3, 2012.  Each Cohesion stock option will convert into one Angiotech common share upon exercise.  We will account for this acquisition using the purchase method of accounting.

Cohesion focuses on developing and commercializing proprietary surgical products, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration, which can increase the effectiveness of, and minimize complications following, open and minimally invasive surgeries. Cohesion has two products that have CE Mark and FDA approval; CoStasis Surgical Hemostat and CoSeal Surgical Sealant.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Statements regarding the proposed transaction between us and Cohesion, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about our or Cohesion managements’ future expectations, beliefs, goals, plans or prospects should also be considered to be forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance .

Risks and uncertainties related to economic and industry factors as discussed in detail in the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section of our 2002 Annual Report remain substantially unchanged.

We are exposed to market risks related to changes in interest and foreign currency exchange rates.  At the end of the quarter, we had an investment portfolio consisting of high grade securities with maturity dates not exceeding nine months, selected based on the expected timing of expenditures for continuing operations and prevailing interest rates.  We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk.  We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	December 31,	September 30,
(in thousands of Canadian dollars)	2002	2002
	$	$
ASSETS
Current
Cash and cash equivalents	41,562	14,533
Short term investments	84,269	121,817
Amounts receivable	151	1,051
Prepaid expenses and deposits	1,219	519
Total current assets	127,201	137,920
Capital assets [note 3]	9,442	8,958
Medical technologies	4,041	4,687
Deferred acquisition costs [note 9]	444	-
	141,128	151,565

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,902	8,898
Deferred revenue	564	615
Total current liabilities	3,466	9,513

Deferred revenue	-	103
Deferred leasehold inducement [note 4]	2,806	2,537
	2,806	2,640
Contingencies [note 7]

Shareholders’ equity
Share capital [note 5]
Common shares issued:
December 31, 2002– 15,850,903
September 30, 2002– 15,731,867	200,962	199,607
Contributed surplus	74	74
Deficit	(66,180)	(60,269)
Total shareholders’ equity	134,856	139,412
	141,128	151,565

See accompanying notes

On behalf of the Board:

/s/ William L. Hunter

/s/ David T. Howard

William L. Hunter, MD, MSc

David T. Howard

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended December 31,
(in thousands of Canadian dollars, except per share data)	2002	2001
	$	$

REVENUE
License and research contract fees	154	422
Royalty revenue	16	-
	170	422
EXPENSES
Research and development	2,485	2,727
General and administration	2,722	2,476
Amortization	1,071	755
	6,278	5,958
Operating loss	(6,108)	(5,536)

Other income (expenses):
Foreign exchange (loss) gain	(416)	1,041
Investment and other income	613	1,284
Total other income	197	2,325
Loss for the period	(5,911)	(3,211)

Deficit, beginning of period	(60,269)	(40,126)
Deficit, end of period	(66,180)	(43,337)
Basic and diluted loss per common share	(0.38)	(0.21)

Weighted average number of common shares outstanding (in thousands)	15,757	15,557

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended December 31,

	2002	2001
(in thousands of Canadian dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(5,911)	(3,211)
Add items not involving cash:
Amortization of capital assets and medical technologies	1,071	755
Unrealized foreign exchange gain	(519)	(423)
Deferred revenue	(154)	(422)
Deferred leasehold inducement amortization	269	-
Net change in non-cash working capital items relating to operations:
Accrued interest on short term investments	908	4,933
Amounts receivable	186	52
Prepaid expenses and deposits	(700)	(271)
Accounts payable and accrued liabilities	(1,870)	(910)
Cash (used in) provided by operating activities	(6,720)	503

INVESTING ACTIVITIES
Purchase of short term investments	(81,968)	(14,142)
Proceeds from short term investments	119,015	94,392
Amortization of bond premium	112	327
Purchase of capital assets	(2,684)	(175)
Deferred acquisition costs	(444)	-
Leasehold inducements received	715	-
Cost of medical technologies	(2,351)	-
Cash provided by investing activities	32,395	80,402

FINANCING ACTIVITIES
Proceeds from stock options exercised	1,354	351
Cash provided by financing activities	1,354	351
Net increase in cash and cash equivalents during the period	27,029	81,256
Cash and cash equivalents, beginning of period	14,533	3,210
Cash and cash equivalents, end of period	41,562	84,466

Supplemental disclosure
Common shares issued for medical technologies	-	319

See accompanying notes

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and on a basis consistent with the Company's annual consolidated financial statements for the year ended September 30, 2002 except as described in Note 2.  These unaudited interim consolidated financial statements conform in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as disclosed in note 8.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at December 31, 2002 and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2002 included in the Angiotech Pharmaceuticals, Inc. Annual Report filed with the appropriate securities commissions.  The results of operations for the three month period ended December 31, 2002 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

2.  CHANGES IN ACCOUNTING PRINCIPLES

Stock based compensation

The Company has adopted the recommendations of the new Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective October 1, 2002.  This section  establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The recommendations have been applied prospectively for all stock based payments granted to non employees on or after October 1, 2002.  The Company has adopted the disclosure only provision for stock options granted to employees and directors and consequently has disclosed the pro forma effects to the loss for the period and loss per share as if the fair value method had been used.  The pro forma disclosure has been presented as if the fair value method had been used at the grant date.

     Goodwill and Intangible assets

Effective October 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets.  Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually.  Intangible assets with finite lives acquired in a business combination or other transaction are to be amortized based on their estimated useful lives.  As at October 1, 2002, there was no recorded goodwill and the Company’s intangible assets have finite lives and will continue to be amortized over their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on the Company’s financial position and results of operations.

3.    CAPITAL ASSETS

Included in capital assets is $6.2 million of tenant improvement costs for a new leasehold facility.  Amortization of the tenant improvement costs is recognized over the initial ten year term of the lease which commenced in October 2002, upon occupancy.

4.    DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and rent-free periods and is recognized as a reduction of rental expense on a straight line basis over the initial ten year term of the lease which commenced in October 2002, upon occupancy.

5.    SHARE CAPITAL

        a)

Authorized and Issued Share Capital

The authorized common share capital of the Company is 200,000,000 common shares and 50,000,000 Class I Preference shares.  The common shares issued and outstanding as of December 31, 2002 were 15,850,903 for a total of $200,961,667.  There are no Class I Preference shares currently issued and outstanding.

As of January 31, 2003, the Company had 15,857,003 common shares issued and outstanding for a total of $201,034,867.  This information does not include the Cohesion transaction –see Note 9.

        b)

Stock Options

At December 31, 2002 the Company had 2,620,580 (September 30, 2002 – 2,472,593) stock options outstanding (of which 1,370,112 are exercisable) at a weighted average exercise price of $52.60 (September 30, 2002 - $50.80) per share and expiring at various dates from January 31, 2006 to December 17, 2012 (September 30, 2002 – January 31, 2006 to September 17, 2012).

As of January 31, 2003, there were 2,606,897 stock options outstanding (of which 1,414,607 are exercisable) at a weighted average exercise price of $52.66.  This information does not include the Cohesion transaction –see Note 9.

Details of the stock option transactions for the quarter are summarized as follows:

	No. of Optioned Shares	Weighted average Exercise price $
Outstanding at September 30, 2002	2,472,593	50.80
Granted	302,500	53.87
Exercised	(119,036)	11.38
Forfeited	(35,477)	76.48
Outstanding at December 31, 2002	2,620,580	52.60

       The options outstanding are exercisable as follows:

Options outstanding December 31, 2002				Options exercisable December 31, 2002
Range of exercise prices $	Number of common shares issuable	Remaining contractual life (years)	Weighted average exercise life $	Number of common shares issuable	Weighted average exercise price $

0.25	10,000	3.7	0.25	10,000	0.25
2.75	28,500	3.4	2.75	28,500	2.75
9.00-12.10	301,780	5.9	11.34	296,237	11.27
15.00-17.25	286,183	6.7	16.59	230,198	16.50
45.85-59.35	1,061,033	8.6	55.03	397,948	49.17
60.38-73.00	445,592	8.0	66.63	241,586	66.54
79.00-85.55	487,492	8.8	85.15	165,643	84.46
	2,620,580	7.9	52.60	1,370,112	41.51

      c)    Pro Forma Disclosure

The following pro forma financial information presents the loss and loss per common share had the Company recognized stock based compensation using a fair value based method as at the grant date:

(in thousands of CDN$ except per share information)	Three months ended December 31, 2002

Loss for the period	$5,911
Add: Stock based compensation	4,557
Pro forma loss for the period	10,468

Basic and diluted loss per common share
As reported	$(0.38)
Pro forma	(0.66)

The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods.  The weighted average fair value of stock options granted in the three months ended December 31, 2002 was $25.87.  The Company used the Black-Scholes option pricing model to estimate the value of the options at the grant date, under the following weighted average assumptions:

Three months ended December 31, 2002

Dividend Yield	Nil
Volatility	0.501
Risk-free Interest Rate	3.93%
Expected Life (Years)	5

6.    SEGMENTED FINANCIAL INFORMATION

The Company operates in two segments: medical device coatings/implants and therapeutics.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

The Company does not include total assets and capital assets in evaluating segment performance and therefore total assets and capital assets are not allocated between segments. However, the Company evaluates segment performance based on segment profit or loss which includes an allocation of capital asset and medical technology amortization based upon estimated usage during the period. Capital assets and medical technologies are substantially located in Canada with a net book value of $13.5 million.

Also for purposes of evaluating segment performance, general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated general and administration expenses and amortization of capital assets are included in non-allocable expenses. Investment and other income and foreign exchange gain is not allocable between segments.

	Three Months Ended December 31
(in thousands of Canadian dollars)	2002	2001
	$	$
Revenue (1)
Medical device coatings/implants	170	422
Total revenue for reportable segments	170	422
Loss for reportable segments for the period
Medical device coatings/implants	(3,097)	(1,972)
Therapeutics	(1,143)	(2,554)
Total loss for reportable segments for the period	(4,240)	(4,526)

(1) Revenues are all attributable to the United States based on the location of the Company’s collaborators.

Reconciliation of loss for the period

	Three Months Ended December 31
(in thousands of Canadian dollars)	2002	2001
	$	$

Total loss for reportable segments	(4,240)	(4,526)
Non-allocable corporate expenses	(1,868)	(1,010)
Total other income	197	2,325
Loss for the period	(5,911)	(3,211)

7.    CONTINGENCIES

(a)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

(b)  Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal, could result in revocation of the patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

8.    RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except for the differences below as more fully described in Note 13 to the annual consolidated financial statements of September 30, 2002.

Material Canadian – U.S. GAAP differences impacting the unaudited interim consolidated Statements of Loss and Deficit would be as follows:

(in thousands of Canadian dollars, except per share data)	Three Month Ended December 31
	2002	2001
	$	$
Loss for the period, Canadian GAAP	(5,911)	(3,211)
Adjustment for stock based compensation to non-employees	(34)	(123)
Adjustment for medical technologies expense and amortization	524	276

Loss for the period, U.S GAAP	(5,421)	(3,058)
Adjustment for short-term investments, unrealized gain	338	167
Reclassification of unrealized gain on short-term investments	(95)	-
Comprehensive loss for the period, U.S. GAAP	(5,178)	(2,891)
Basic and diluted loss per common share, U.S. GAAP	(0.33)	(0.19)
Weighted average number of common shares, U.S. GAAP (in thousands)	15,757	15,557

Material Canadian – U.S. GAAP differences impacting the unaudited interim Consolidated Balance Sheet would be as follows:

(in thousands of Canadian dollars)	December 31, 2002	September 30, 2002
	$	$
Medical technologies	2,433	2,555
Short-term investments	84,607	121,923
Total assets	139,858	149,539

Contributed surplus	3,289	3,255
Accumulated other comprehensive income	338	106
Deficit	(71,003)	(65,582)

Recent Pronouncements:

The Financial Accounting Standards Board issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001.  SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, dealing with reporting the results of operations for a disposal of a segment of a business.  The adoption of SFAS 144 as of October 1, 2002 did not have any impact on the Company’s financial position and results of operations.

9.   SUBSEQUENT EVENT

On September 30, 2002 the Company and Cohesion Technologies, Inc. ("Cohesion"), a U.S. public company specializing in the development of biosurgical materials, announced a definitive agreement for the Company to acquire Cohesion in an all stock merger transaction. The purchase price is approximately US$42 million (including in the money options and warrants), or US$4.05 per common share of Cohesion, subject to adjustment by a “collar” provision with respect to the trading price of the Company’s shares.

On January 31, 2003, the Shareholders of Cohesion voted in favour of the transaction, which resulted in the issuance of approximately 1,200,000 Common shares of the Company.  In addition, the Company is assuming approximately 275,000 Cohesion stock options with an average exercise price of $58.38 (U.S. $38.18) and expiring at various dates from February 12, 2003 to September 3, 2012.  Each Cohesion stock option will convert into one Angiotech common share upon exercise.

Professional fees incurred to December 31, 2002 with respect to the transaction have been recorded as deferred acquisition costs and will be included in the determination of the final purchase price.  The transaction will be accounted for using the purchase method of accounting for business combinations.